DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N/A

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,428,849

8. SHARED VOTING POWER
513,175

9. SOLE DISPOSITIVE POWER
1,942,024

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,942,024

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.73%

14. TYPE OF REPORTING PERSON
IA


This statement constitutes amendment No.4 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew
Dakos on March 16, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
BIGP has distributed all shares to its partners

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per N-CSR filed on 4/30/08 there were 25,131,894 shares of FT outstanding . The percentage set forth in item 5 was derived using such number.

a) Bulldog Investors, and Phillip Goldstein beneficially own an aggregate of 1,942,024 shares of FT or 7.73% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of FT were sold:

Date		Shares		Price
12/04/2008	3,900		$3.2423
12/05/2008	6,000		$3.2250
12/08/2008	3,000		$3.3500
12/11/2008	20,000		$3.1595
12/12/2008	9,700		$3.1517
12/15/2008	2,300		$3.2000
12/16/2008	50,000		$3.2181
12/17/2008	39,100		$3.2125
12/18/2008	10,800		$3.2660
12/19/2008	26,100		$3.3188
12/22/2008	50,000		$3.3993
12/23/2008	25,500		$3.4902
12/24/2008	6,600		$3.5500
12/26/2008	11,500		$3.5622
12/29/2008	19,500		$3.6008
12/30/2008	4,200		$3.5500
12/31/2008	18,000		$3.6333
01/02/2009	24,000		$3.9088
01/05/2009	12,000		$4.0575
01/06/2009	22,800		$4.2739
01/06/2009	20,000		$4.3000
01/07/2009	3,000		$4.2500
01/08/2009	8,300		$4.2611
01/12/2009	1,100		$4.2345
01/13/2009	1,298		$4.2100
01/16/2008	4,200		$4.1200




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NA

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/20/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP